The Franklin

Regulation Crowdfunding



Goal: up to $900,000

Equity
8% Preferred Return
60/40 Profit Split

Indicate Interest

(https://vicinitycapital.com/ioi-

fred/)

Coming Soon!

Start date: October 17, 2022

End date: November 18, 2022

Welcome! This page provides information about our project. We are collecting indications of interest for a potential capital raise through Regulation Crowdfunding. Please reference important guidance regarding Rule 206 under the Disclosures section below.

The Deal   Shop Talk   Local Buzz   Q & A

Why fund our local story

Highlights

- Historic Building with the National Register

- Planned tax credits as a portion of the investor returns

- 8% preferred return and target IRR of 24%

Overview

Project Summary

———

Franklin Real Estate Development (FRED) is pleased to offer The Franklin, a historic rehabilitation office project for investment.

Built in 1917, the site is currently an existing home converted into private offices. Plans for the building include a full historic rehabilitation, renovation, and the addition of a redesigned parking lot.

Preserving and highlighting the building's original character and grit, FRED is creating a one-of-a-kind environment for the next generation to enjoy this historic site.



Inspired by Tradition

Listed on the National Register of Historic Places, the project will undergo a full-scale restoration, renovation, and addition per the National Park Service's standards. FRED is expecting to secure Federal and State historic tax credits for the project. An addition will be constructed to accommodate a break room, additional offices, and ADA-accessible restrooms on the first floor. The building's original windows will be carefully restored and reinstalled during the renovation.



Energized by Access

The project sits atop Greenville's growing downtown, within walking distance to restaurants and lodging as well as attractions like the Children's Museum and Greenville Museum of Art. The building overlooks the beautiful attractions like the Children's Museum and Greenville Museum of Art. The building overlooks the beautiful McPherson Park which was recently renovated, including a walking path, miniature golf greens, and tennis courts.



DINING

Jersey Mike's	Trappe Door	Universal Joint	Quik Trip	Springhill Suites	Bon Secours Wellness Arena
Roost	Sully's Steamers	Tetrad Brewing Co	Mast General Store	AC Hotel by Marriott	
Maple Street Biscuit	Yee Haw Brewing	Moe's Original BBQ	CVS	Hyatt Place	Peace Center Concert Hall
Ink N Ivy	Fireforge Crafted Beer	McDonald's	Publix	Pettigru Place B&B	Cleveland Park
Sassafras Southern Bistro	Sticky Fingers	Arby's	Staples	**ATTRACTIONS**	Greenville Zoo
Tupelo Honey	Carolina Ale House	**RETAIL**	**LODGING**	McPherson Park	Greenville Amtrak Station
Cantina 76	Grill Marks	Harris Teeter	Home2Suites by Hilton	Children's Museum	Unity Park
	Willy Taco	Shell	Hyatt Regency	Greenville Museum of Art	

Enlivened by Vibrancy

Offices will be rented individually, with all expenses and amenities included in the rent. Tenants will have access to updated bathrooms and a generously sized break room. Each office will be private, spacious, and comfortable, finished with historic features and stately glass doors.

Elevated by Engineering

The offices will be acoustically insulated, a feature almost unheard of in the Greenville area. This creates a welcome haven for businesses such as therapists and attorneys where privacy is critical. While co-working spaces abound, sound-conscious offices like The Franklin have become a rarity.

Plans and Perks

Construction plans

FRED's plan is to close on the project in Q4 2022. We will continue leasing to existing tenants for a few months until historic tax credits are secured and tenants are relocated. Once credits and relocations are complete, then we will proceed with the rehabilitation of the property. The goal is to complete construction within 7 months of "breaking ground" and plans to have the building fully leased upon project completion.

Target Tenants

Marketing is focused on professionals with established businesses that need private, high-end office space and require a downtown location.



	1 Mile	3 Miles	5 Miles
2021 Population	11,639	83,261	169,701
Med. HH Income	$68,375	$50,213	$49,674
Median Age	38.9	36.9	38.1



Gross Rents will start at $1,200 monthly and up to $2,000 monthly for larger offices. As part of the financing of this project, FRED will be occupying at least 50% of the building. This provides investment partners with a built-in tenant for half of the building rent income.

In addition to 50% pre-leased to FRED, we are already in discussion with multiple tenants for the offices and are confident in pre-leasing the remaining space well before the project's completion.

Tax Credits

The Franklin plans to apply a mix of state and federal historic tax credits for local investors. Investors may be able to use these tax credits dollar-for-dollar against their income tax liability.

All historic tax credits received will be treated as a return of capital, increasing the target return for the project. For further clarity, investors may reference the pro forma below which incorporates the tax credits as being used.

*None of these descriptions should be construed as investment, tax, or accounting advice. Please consult your CPA for advice and details on your specific tax liability.

None of these descriptions should be construed as investment, tax, or accounting advice. Please consult your CPA for advice and details on your specific tax liability in relation to this investment

Floorplans & Elevations

Floorplans

The upstairs and downstairs floorplans allow for a variety of office sizes and layouts.






Elevations










Site Plan







Investment Summary

Proposed Terms

- This offering is planned as an **equity** offering

- Amount: up to **$900,000**

- **8%** Preferred Return, compounded annually

- **60%/40%** Split between Investor/Sponsor on profits

- **75%/25%** Split between Investor/Sponsor at Capital Events

- Loan Assumptions:

  ➤ **60%** Loan-to-Cost
  ➤ **5.5%** Interest Rate
  ➤ **10-year** term at **20-year** amortization

Our People



Kurt Wallenborn, MRED, Developer

Kurt Wallenborn, MRED (Clemson University) has over a decade of experience in commercial real estate development. He's successfully managed ..

Read More

Financial Highlights

Analysis

Financing		
Loan To Cost		60%
Property Cost	$	2,482,189
Loan Amount	$	1,489,313
Preferred Return		8%

Assumptions		
Vacancy		5.00%
Expense Growth		2.00%
Brokerage Fees		3.00%
Operating Expenses Total	$	38,200
Operating Expenses PSF	$	10.86
Reserves/SF/Yr		$0.20
Sale Year		10

Reversion		
Cap Rate		5.50%
Sales Price	$	3,745,215
Selling Expenses		7.00%
Net Sale Price	$	3,483,050

107 East Park Ave, Greenville, SC 29601

Total Current Building SF	2,677
Addition SF	840
Total Building SF	3,517
$	398.07

Capital Stack		
Investor Equity	$	893,588
Sponsor Equity	$	99,288
Debt	$	1,489,313
Equity Required	$	992,875
Investor Equity	$	893,588
Sponsor Equity	$	99,288
Historic Tax Credits	$	561,492
Investor %		90%
Investor Equity	$	893,588
Sponsor %		10%
Sponsor Equity	$	99,288

Mortgage Balance	$	943,992
Net Sales Proceeds	$	2,539,057

Pro Forma

107 East Park Ave, Greenville, SC 29601

Pro Forma		1 2024	2 2025	3 2026	4 2027	5 2028	6 2029	7 2030	8 2031	9 2032	10 2033
Potential Gross Income											
Office Income		$ 212,100	$ 217,403	$ 222,838	$ 228,409	$ 234,119	$ 239,972	$ 245,971	$ 252,120	$ 258,423	$ 264,884
Total Gross Income		$ 212,100	$ 217,403	$ 222,838	$ 228,409	$ 234,119	$ 239,972	$ 245,971	$ 252,120	$ 258,423	$ 264,884
Less Vacancy		$ (10,605)	$ (10,870)	$ (11,142)	$ (11,420)	$ (11,706)	$ (11,999)	$ (12,299)	$ (12,606)	$ (12,921)	$ (13,244)
Effective Gross Income		$ 201,495	$ 206,532	$ 211,696	$ 216,988	$ 222,413	$ 227,973	$ 233,672	$ 239,514	$ 245,502	$ 251,640
Less Operating Expenses		$ (38,200)	$ (38,964)	$ (39,744)	$ (40,538)	$ (41,349)	$ (42,176)	$ (43,020)	$ (43,880)	$ (44,758)	$ (45,653)
Total Operating Expenses		$ 38,200	$ 38,964	$ 39,744	$ 40,538	$ 41,349	$ 42,176	$ 43,020	$ 43,880	$ 44,758	$ 45,653
NOI		**$ 163,295**	**$ 167,568**	**$ 171,952**	**$ 176,450**	**$ 181,064**	**$ 185,797**	**$ 190,653**	**$ 195,634**	**$ 200,744**	**$ 205,987**
Less Capital Expenditures											
Leasing Commissions		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Capital Reserves		$ (535)	$ (535)	$ (535)	$ (535)	$ (535)	$ (535)	$ (535)	$ (535)	$ (535)	$ (535)
Capital Expenditures		$ -	$ -	$ -	$ -	$ (7,500)	$ -	$ (5,000)	$ -	$ (4,500)	$ (3,500)
Vicinity Project Support		$ (3,600)	$ (3,600)	$ (3,600)	$ (3,600)	$ (3,600)	$ (3,600)	$ (3,600)	$ (3,600)	$ (3,600)	$ (3,600)
Total Capital Expenditures		$ 4,135	$ 4,135	$ 4,135	$ 4,135	$ 11,635	$ 4,135	$ 9,135	$ 4,135	$ 8,635	$ 7,635
Cash Available for Debt Service		$ 159,159	$ 163,433	$ 167,817	$ 172,314	$ 169,428	$ 181,662	$ 181,517	$ 191,499	$ 192,109	$ 198,351
Less Debt Service		$ (122,938)	$ (122,938)	$ (122,938)	$ (122,938)	$ (122,938)	$ (122,938)	$ (122,938)	$ (122,938)	$ (122,938)	$ (122,938)
Interest		$ (80,862)	$ (78,489)	$ (75,981)	$ (73,333)	$ (70,535)	$ (67,579)	$ (64,456)	$ (61,157)	$ (57,672)	$ (53,991)
Principal		$ (42,075)	$ (44,449)	$ (46,956)	$ (49,605)	$ (52,403)	$ (55,359)	$ (58,482)	$ (61,780)	$ (65,265)	$ (68,947)
Cash Available for Distribution		**$ 36,222**	**$ 40,495**	**$ 44,879**	**$ 49,377**	**$ 46,491**	**$ 58,724**	**$ 58,580**	**$ 68,561**	**$ 69,171**	**$ 75,434**
Yield	6.58%										
Project IRR (Unlevered)	9.82%										
	$ (2,482,189)	$ 163,295	$ 167,568	$ 171,952	$ 176,450	$ 181,064	$ 185,797	$ 190,653	$ 195,634	$ 200,744	$ 3,689,036
Levered IRR	25.41%										
	$ (431,384)	$ 36,222	$ 40,495	$ 44,879	$ 49,377	$ 46,491	$ 58,724	$ 58,580	$ 68,561	$ 69,171	$ 2,614,471
Return on Equity	8.40%										
NPV	$ 863,843										
DSCR	1.33										

Docs

Rent Roll   Download

(https://api.norcapsecurities.com/tapiv3/index.php/Stamp/PDF/RnJhbmtsaW4gUmVhbCBFc3RhdGUgRGV2ZWxvcG1lbnQ=/kxtl151022043541.pdf)

Analysis Details   Download

(https://api.norcapsecurities.com/tapiv3/index.php/Stamp/PDF/RnJhbmtsaW4gUmVhbCBFc3RhdGUgRGV2ZWxvcG1lbnQ=/kxtl151022044047.pdf)

Waterfall   Download

(https://api.norcapsecurities.com/tapiv3/index.php/Stamp/PDF/RnJhbmtsaW4gUmVhbCBFc3RhdGUgRGV2ZWxvcG1lbnQ=/kxtl151022044207.pdf)

Distributions   Download

(https://api.norcapsecurities.com/tapiv3/index.php/Stamp/PDF/RnJhbmtsaW4gUmVhbCBFc3RhdGUgRGV2ZWxvcG1lbnQ=/kxtl151022044616.pdf)

Risks

Investing carries general risks, such as losing all the money you invest. Some key risks will be listed below. Additional general and project-specific risks may be detailed here if the Regulation Crowdfunding securities offering goes live.

You can learn more about the risks of investing through Vicinity here (https://vicinitycapital.com/faq-investors/).

Disclosures

This is not currently a live securities offering.

- No money or other consideration is being solicited, and if sent in response, will not be accepted.

- No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform.

- A person's indication of interest involves no obligation or commitment of any kind.



Resources

Subscribe (https://vicinitycapital.com/#form)

Educational Materials (https://vicinitycapital.com/educational-materials/)

Vicinity Views (https://vicinitycapital.com/vicinityviews/)

Social Media

LinkedIn

(https://www.linkedin.com/checkpoint/challengesV2/AQF99aCofJrqrQAAAXOVh-

UX38y0514IdU4xPu_Sc42WYUMFqGWopqil1D6V3rlDdIENihrQcaOUy65qDyo1U2O6_X_alq0zaQ)

Facebook (https://www.facebook.com/vicinitycap/)

Twitter (https://twitter.com/VicinityCapital/)

Instagram (https://www.instagram.com/vicinitycapital/?hl=en)

About Us

Contact

(https://vicinitycapital.com/about/#contactform)

About (https://vicinitycapital.com/about/)

FAQs (https://vicinitycapital.com/faq/)